Exhibit 21

Southwest Airlines Co.

Subsidiaries

Name	State or Other Jurisdiction of Incorporation or Organization

AirTran Airways 717 Leasing Corporation	Delaware
AirTran Airways, Inc.	Delaware
AirTran Fuel Services, Inc.	Delaware
AirTran Holdings, LLC	Texas
AirTran Risk Management, Inc.	Delaware
API Terminal, Inc.	Texas
Southwest ABQ Res Center, Inc.	Texas
Southwest Jet Fuel Co.	Texas
Triple Crown Insurance Co., Ltd.	Bermuda